

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2018

David Beling
President, CEO, CFO, Secretary, Treasurer, and Director
Bullfrog Gold Corp.
897 Quail Run Drive
Grand Junction, CO 81505

      **Re: Bullfrog Gold Corp.**
          **Form 10-K**
          **Filed March 28, 2018**
          **File No. 000-54653**

Dear Mr. Beling:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Bullfrog Project, page 1

1.     We note you disclose resources beginning on page 3. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please amend your filing and remove all resource disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler at (202) 551-3718 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining